SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Washington Mutual, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   939322103
                                 (Cusip Number)

                               J. Taylor Crandall
                                201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              October 22, 1997
            (Date of Event which Requires Filing of this Statement)

     The purpose of this filing is to report the pro rata distribution of shares of the Issuer's common stock by Acadia Partners, L.P. to its limited partners on a pro rata basis pursuant to its limited partnership agreement.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 18,880,302 shares, which constitutes approximately 7.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 266,090,507 shares outstanding.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 11,379,576 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,478,300
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,379,576 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: IN

------------
(1) Includes 1,901,276 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,151,316 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 112,425 (1)(3)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,151,316 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%


14.  Type of Reporting Person: PN
------------
(1) Power is exercised by its sole general partner, Acadia FW Partners, L.P.

(2) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(3) Acadia holds voting and dispositive powers over 112,425 shares of Stock that it holds for the benefit of various related parties.

1.   Name of Reporting Person:

     Acadia FW Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,566,341 (1)(2)(3)(4)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,527,450 (1)(2)(4)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,566,341 (2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing general partner, Acadia MGP, Inc.

(2) Solely in its capacity as the sole general partner of Acadia Partners, L.P.

(3) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in its capacity as the sole general partner of Acadia Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(4) Includes 112,425 shares of the Stock held by Acadia Partners, L.P. for the benefit of various related parties.

1.   Name of Reporting Person:

     Acadia MGP, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 3,566,341 (1)(2)(3)(4)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,527,450 (1)(2)(4)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,566,341 (2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its president and sole stockholder, J. Taylor
     Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

(3) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in its capacity as the managing general partner of Acadia FW Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.
(4) Includes 112,425 shares of the Stock held by Acadia Partners, L.P. for the benefit of various related parties.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 3,898,092 (1)(2)(3)(5)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,803,773 (4)(5)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,898,092 (1)(2)(3)(5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.5%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as president and sole stockholder of Acadia MGP, Inc. with respect to 3,566,341 shares of Stock.

(2) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in his capacity as president and sole stockholder of Acadia MGP, Inc. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(3) Includes 55,428 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(4) Solely in his capacity as president and sole stockholder of Acadia MGP, Inc. with respect to 2,527,450 shares of Stock.

(5) Includes 112,425 shares of the Stock held by Acadia Partners, L.P. for the benefit of various related parties.

1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing partner, Margaret Lee Bass 1980
     Trust.

(2) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     Margaret Lee Bass 1980 Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%


14.  Type of Reporting Person: 00 - Trust
------------
(1)  Power is exercised by its trustee, Panther City Investment Company.

(2)  Solely in its capacity as the managing partner of Capital Partnership.

(3) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in its capacity as the managing partner of Capital Partnership. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     Panther City Investment Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%


14.  Type of Reporting Person: CO
------------
(1)  Power is exercised by its president, W. Robert Cotham.

(2)  Solely in its capacity as the trustee of Margaret Lee Bass 1980 Trust.

(3) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in its capacity as trustee of Margaret Lee Bass 1980 Trust. Such shares are held in escrow for the benefit of Keystone
          Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     W. Robert Cotham

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,126,946 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%


14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as the president of Panther City Investment
     Company.

(2) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in his capacity as president of Panther City Investment Company. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     KH Carl Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 555,514 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 462,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     555,514 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its sole general partner, Bernard J. Carl.

(2) Includes 92,814 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     Bernard J. Carl

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,298,162 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,544,304 (4)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,298,162 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the sole general partner of KH Carl Partners, L.P. with respect to 555,514 shares of Stock.

(2) Includes 92,814 shares of Stock over which the Reporting Person has sole voting power in his capacity as the sole general partner of KH Carl Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(3) Includes 291,158 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

(4) Solely in his capacity as the sole general partner of KH Carl Partners, L.P. with respect to 462,700 shares of Stock.

1.   Name of Reporting Person:

     Rosecliff-New American 1988 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 177,526 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     177,526 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its sole general partner, Daniel L. Doctoroff.

(2) Represents 177,526 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of
          Keystone Holdings Partners, L.P. and its transferees.

1.   Name of Reporting Person:

     Daniel L. Doctoroff

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 190,908 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 13,382 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     190,908 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the sole general partner of Rosecliff-New American 1988 Partners, L.P.

(2) Includes 177,526 shares of Stock over which the Reporting Person has sole voting power in his capacity as the sole general partner of Rosecliff-New American 1988 Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees.

     Pursuant to Rule 13d-2(a) of Regulation 13D-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 18, 1996(the "Schedule 13D"), relating to the Common Stock, no par value, of Washington Mutual, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     R. Bass

     The aggregate number of shares of the Stock that R. Bass owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,379,576, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     Acadia

     The aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,151,316, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Acadia FW

     Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,566,341 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, which is the sole general partner of Acadia, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,566,341 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     J. Crandall

     Because of his position as the president and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which in turn is the sole general partner of Acadia, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,566,341 shares of the Stock, which, together with the 331,751 shares of the Stock that J. Crandall directly beneficially owns, constitutes in the aggregate approximately 1.5% of the outstanding shares of the Stock.

     Capital

     The aggregate number of shares of the Stock that Capital owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,126,946, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     MLBT

     Because of its position as the managing partner of Capital, MLBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Panther City

     Because of its position as the trustee of MLBT, which is the managing partner of Capital, Panther City may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     R. Cotham

     Because of his position as the president of Panther City, which is the trustee of MLBT, which in turn is the managing partner of Capital, R. Cotham may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     KH Carl

     The aggregate number of shares of the Stock that KH Carl owns beneficially, pursuant to Rule 13d-3 of the Act, is 555,514 which constitutes approximately 0.2% of the outstanding shares of the Stock.

     B. Carl

     Because of his position as the sole general partner of KH Carl, B. Carl may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 555,514 shares of the Stock, which, together with the 1,742,648 shares of the Stock that B. Carl directly beneficially owns, constitutes in the aggregate approximately 0.9% of the outstanding shares of the Stock.

     Rosecliff

     The aggregate number of shares of the Stock that Rosecliff owns beneficially, pursuant to Rule 13d-3 of the Act, is 177,526 which constitutes approximately 0.1% of the outstanding shares of the Stock.

     D. Doctoroff

     Because of his position as the sole general partner of Rosecliff, D. Doctoroff may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 190,908 shares of the Stock, which, constitutes approximately 0.1% of the outstanding shares of the Stock.

     (b)

     R. Bass

     R. Bass has the sole power to vote or to direct the vote of 11,379,576 shares of the Stock and to dispose or direct the disposition of 9,478,300 shares of the Stock.

     Acadia

     Acting through its sole general partner, Acadia FW, Acadia has the sole power to vote or to direct the vote of 1,151,316 shares of the Stock and to dispose or direct the disposition of 112,425 shares of the Stock.

     Acadia FW

     Acting through its sole general partner, Acadia MGP, and in its capacity as the sole general partner of Acadia, Acadia FW has the sole power to vote or to direct the vote of 3,566,341 shares of the Stock and to dispose or direct the disposition of 2,527,450 shares of the Stock.

     Acadia MGP

     Acting through its president and sole stockholder, J. Crandall, and in its capacity as the managing general partner of Acadia FW, which is the sole general partner of Acadia, Acadia MGP has the sole power to vote or to direct the vote of 3,566,341 shares of the Stock and to dispose or direct the disposition of 2,527,450 shares of the Stock.

     J. Crandall

     J. Crandall has the sole power to vote or to direct the vote of 331,751 shares of the Stock and to dispose or direct the disposition of 276,323 shares of the Stock. In his capacity as the president and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which in turn is the sole general partner of Acadia, J. Crandall has the sole power to vote or to direct the vote of 3,566,341 shares of the Stock and to dispose or direct the disposition of 2,527,450 shares of the Stock.

     Capital

     Acting through its managing partner, MLBT, Capital has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

     MLBT

     Acting through its trustee, Panther City, and in its capacity as the managing partner of Capital, MLBT has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

     Panther City

     Acting through its president, R. Cotham, and in its capacity as the trustee of MLBT, which is the managing partner of Capital, Panther City has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

     R. Cotham

     In his capacity as the president of Panther City, which is the trustee of MLBT, which in turn is the managing partner of Capital, R. Cotham has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

     KH Carl

     Acting through its sole general partner, B. Carl, KH Carl has the sole power to vote or to direct the vote of 555,514 shares of the Stock and to dispose or direct the disposition of 462,700 shares of the Stock.

     B. Carl

     B. Carl has the sole power to vote or to direct the vote of 1,742,648 shares of the Stock and to dispose or direct the disposition of 1,451,490 shares of the Stock. In his capacity as the sole general partner of KH Carl, B. Carl has the sole power to vote or to direct the vote of 555,514 shares of the Stock and to dispose or direct the disposition of 462,700 shares of the Stock.

     Rosecliff

     Acting through its sole general partner, D. Doctoroff, Rosecliff has the sole power to vote or to direct the vote of 177,526 shares of the Stock. Rosecliff has no power to dispose or direct the disposition of any shares of the Stock.

     D. Doctoroff

     In his capacity as the sole general partner of Rosecliff, D. Doctoroff has the sole power to vote or to direct the vote of 190,908 shares of the Stock and to dispose or direct the disposition of 13,382 shares of the Stock.

     (c) Effective September 16, 1997, Rosecliff distributed all shares of the Common Stock owned by it to its partners on a pro rata basis. D. Doctoroff and Acadia, limited partners in Rosecliff, received 13,382 and 247,810 shares of the Common Stock, respectively, in such distribution.

     Effective October 22, 1997, Acadia distributed all shares of the Common Stock owned by it to its partners on a pro rata basis, except for 232,415 shares held by it for the benefit of various related parties. Acadia FW, the sole general partner of Acadia, received 2,415,025 shares in such distribution.

     During the past 60 days, Acadia has sold shares of the Common Stock in transactions on the NASDAQ as follows:

  DATE                    NUMBER OF                    PRICE PER
                         SHARES SOLD                     SHARE

10-29-97                   43,558                       $68.64
10-30-97                   49,311                       $68.35
10-31-97                   27,121                       $68.66


     Other than as set forth above, none of the Reporting Persons have purchased or sold any shares of the Stock in the previous 60 days.

     (d) Each of the Reporting Persons affirms that, other than with respect to the Escrow Shares and the remaining 112,425 shares held by Acadia, no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.


     Except as set forth herein or in the Exhibits previously filed, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 2.1 -- Agreement for Merger dated July 21, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A.(previously filed).

     Exhibit 2.2 -- First Amendment to Agreement for Merger dated November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A.(previously filed).

     Exhibit 4.1 -- Escrow Agreement dated December 20, 1996, by and among the Escrow Agent, the Issuer, KH Partners, and the FDIC(previously filed).

     Exhibit 4.2 -- Registration Rights Agreement dated July 21, 1996, by and among KH Partners, the FDIC, and the Issuer(previously filed).

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii)(previously filed).

     Exhibit 99.2 -- Power of Attorney for J. Taylor Crandall(previously filed).

     Exhibit 99.3 -- Power of Attorney for KH Carl Partners, L.P.
     (previously filed).

     Exhibit 99.4 -- Power of Attorney for Bernard J. Carl(previously filed).

     Exhibit 99.5 -- Power of Attorney for Rosecliff-New American 1988 Partners, L.P.(previously filed).

     Exhibit 99.6 -- Power of Attorney for Daniel L. Doctoroff(previously filed).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 31, 1997


                                    ACADIA PARTNERS, L.P.

                                    By: Acadia FW Partners, L.P.,
                                        general partner

                                        By: Acadia MGP, Inc.,
                                            general partner

                                            By: /s/ W. R. Cotham
                                                W. R. Cotham,
                                                Vice President

                                    ACADIA FW PARTNERS, L.P.

                                    By: Acadia MGP, Inc.,
                                        general partner

                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President

                                    CAPITAL PARTNERSHIP

                                    By: Margaret Lee Bass 1980 Trust,
                                        managing partner

                                        By: Panther City Investment
                                            Company, trustee

                                            By: /s/ W. R. Cotham
                                                W. R. Cotham,
                                                President

                                    MARGARET LEE BASS 1980 TRUST

                                    By: Panther City Investment Company,
                                        trustee

                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           President


                                    /s/ W. R. Cotham
                                    W. R. COTHAM
                                    Individually and as Vice President of
                                    ACADIA MGP, Inc. and as President of
                                    PANTHER CITY INVESTMENT COMPANY

                                    Attorney-in-Fact for:

                                    ROBERT M. BASS (1)
                                    J. TAYLOR CRANDALL (2)
                                    KH CARL PARTNERS, L.P. (3)
                                    BERNARD J. CARL (4)
                                    ROSECLIFF-NEW AMERICAN 1988 PARTNERS,
                                    L.P. (5)
                                    DANIEL L. DOCTOROFF (6)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of KH Carl Partners, L.P. previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Bernard J. Carl previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Rosecliff-New American 1988 Partners, L.P. previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Daniel L. Doctoroff previously has been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

EXHIBIT                         DESCRIPTION

Exhibit 2.1 Agreement for Merger dated July 21, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A., previously filed.

Exhibit 2.2 First Amendment to Agreement for Merger dated November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N.
                      A. Capital Holdings, Inc., and American Savings Bank, F.A., previously filed.

Exhibit 4.1 Escrow Agreement dated December 20, 1996, by and among the Escrow Agent, the Issuer, KH Partners, and the FDIC, previously filed.

Exhibit 4.2 Registration Rights Agreement dated July 21, 1996, by and among KH Partners, the FDIC, and the Issuer, previously filed.

Exhibit 99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), previously filed.

Exhibit 99.2 Power of Attorney for J. Taylor Crandall, previously filed.

Exhibit 99.3 Power of Attorney for KH Carl Partners, L.P., previously filed.

Exhibit 99.4     Power of Attorney for Bernard J. Carl, previously filed.

Exhibit 99.5 Power of Attorney for Rosecliff-New American 1988 Partners, L.P., previously filed.

Exhibit 99.6 Power of Attorney for Daniel L. Doctoroff, previously filed.